UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FaZe Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31423J 102

(CUSIP Number)

Nick Lewin

c/o FaZe Holdings Inc.

720 N. Cahuenga Blvd., Los Angeles, CA 90038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31423J 102	Page 2 of 9 Pages

1.	Names of Reporting Persons. Nick Lewin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,710,014 (1) (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 440,211 (1) (3)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,014 (1)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (4)
14.	Type of Reporting Person IN

(1)

As the sole manager of the sole general partner of each of CPH Phase II SPV LP (“Phase II”) and CPH Phase III SPV LP (“Phase III”), Mr. Lewin may be deemed the beneficial owner of the referenced shares owned directly by Phase II and Phase III. With respect to the referenced shares owned directly by Phase II and Phase III, Mr. Lewin disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein.

(2)

In addition to the referenced shares owned directly by Phase II and Phase III, this number includes the following shares owned directly by Mr. Lewin: (x) 20,000 restricted shares of the Common Stock of the Issuer, par value $0.0001 per share (“Common Stock”), awarded by the Issuer to Mr. Lewin in his capacity as a member of the Issuer’s Board of Directors; and (y) an aggregate of 297,197 shares of Common Stock received by Mr. Lewin, in his capacity as a limited partner of Phase II and Phase III, in the distributions-in-kind commenced by each of Phase II and Phase III on January 26, 2023, as more fully described elsewhere in this Amendment No. 1 to Schedule 13D (the “DIK Shares”).

(3)	In addition to the referenced shares owned directly by Phase III, this number includes the DIK Shares.
(4)

Calculation of the percentage of Common Stock beneficially owned is based on 72,506,849 shares of Common Stock outstanding as of November 14, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 31423J 102	Page 3 of 9 Pages

1.	Names of Reporting Persons. CPH Phase II SPV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 730,794
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,794
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person PN

(1)

Calculation of the percentage of Common Stock beneficially owned is based on 72,506,849 shares of Common Stock outstanding as of November 14, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 31423J 102	Page 4 of 9 Pages

1.	Names of Reporting Persons. CPH Phase III SPV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 662,023
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 143,014
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 662,023
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (1)
14.	Type of Reporting Person PN

(1)

Calculation of the percentage of Common Stock beneficially owned is based on 72,506,849 shares of Common Stock outstanding as of November 14, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 31423J 102	Page 5 of 9 Pages

1.	Names of Reporting Persons. CPH Holdings VII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,392,817 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 143,014 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,817 (1)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)
14.	Type of Reporting Person OO (Limited Liability Company)

(1)

As the sole general partner of each of CPH Phase II SPV LP (“Phase II”) and CPH Phase III SPV LP (“Phase III”), CPH Holdings VII, LLC may be deemed the beneficial owner of the referenced shares owned directly by Phase II and Phase III. With respect to the referenced shares owned directly by Phase II and Phase III, CPH Holdings VII, LLC disclaims beneficial ownership thereof, except to the extent of its pecuniary interest therein.

(2)

Calculation of the percentage of Common Stock beneficially owned is based on 72,506,849 shares of Common Stock outstanding as of November 14, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 31423J 102	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D (the “Original Schedule 13D” and, as so amended, this “Schedule 13D”) filed by the Reporting Persons identified in this Amendment No. 1 (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on July 19, 2022, relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of FaZe Holdings Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 720 N. Cahuenga Blvd., Los Angeles, CA 90038.

Items 3, 4 and 5 of the Original Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following information:

“The Reporting Persons as of January 26, 2023, after giving effect to the pro rata distributions-in-kind described in Item 4 of this Schedule 13D, have beneficial ownership of less than 5% of the outstanding Common Stock and are therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act of 1934 (the “Securities Exchange Act”).”

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following information:

“On January 26, 2023, each of CPH Phase II SPV LP (“Phase II”) and CPH Phase III SPV LP (“Phase III”) commenced a pro rata distribution-in-kind to its limited partners, for no additional consideration from such limited partners, of the following respective numbers of shares of Common Stock then held by such entity: Phase II, 9,220,565 such shares; and Phase III, 6,405,423 such shares. After giving effect to these distributions-in-kind, Phase II holds a total of 730,794 shares of Common Stock (all of which are Earnout Shares (as such term is defined in Item 3 of this Schedule 13D)), representing approximately 1.0% of the outstanding Common Stock, and Phase III holds a total of 662,023 such shares (519,009 of which are Earnout Shares), representing approximately 0.9% of the outstanding Common Stock. Pursuant to these distributions-in-kind, in his capacity as a limited partner of each of Phase II and Phase III, Mr. Lewin received 111,449 shares of Common Stock from Phase II, and 185,748 such shares from Phase III, representing in aggregate approximately 0.4% of the outstanding Common Stock.

The aggregate number and percentage of the shares of Common Stock beneficially owned as of January 26, 2023, after giving effect to the pro rata distributions-in-kind described in this Item 4, by each Reporting Person and, for such Reporting Person, the number of such shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the respective cover pages of Amendment No. 1 to this Schedule 13D and are incorporated herein by reference. Each of CPH Holdings VII, LLC, the sole general partner of each of Phase II and Phase III (the “GP”), and Mr. Lewin, the sole manager of the GP, disclaims beneficial ownership of the remaining shares of Common Stock held by Phase II and Phase III, except to the extent of his or its pecuniary interest therein. The Reporting Persons as of January 26, 2023, after giving effect to the pro rata distributions-in-kind described in this Item 4, have beneficial ownership of less than 5% of the outstanding Common Stock and are therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.”

Item 5. Interest in Securities of the Issuer.

Parts (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

CUSIP No. 31423J 102	Page 7 of 9 Pages

“(a) and (b) The following disclosure assumes that there are 72,506,849 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 14, 2022.

As of January 26, 2023, after giving effect to the pro rata distributions-in-kind described in Item 4 of this Schedule 13D, 730,794 shares of Common Stock are directly held by Phase II, which represents approximately 1.0% of the outstanding Common Stock, and 662,023 such shares are directly held by Phase III, which represents approximately 0.9% of the outstanding Common Stock.

The text added to Item 4 of this Schedule 13D pursuant to Amendment No. 1 thereto is hereby incorporated by reference into parts (a) and (b) of this Item 5.”

Part (c) of Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days prior to the date of Amendment No. 1 to this Schedule 13D.”

Part (e) of Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(e) As of January 26, 2023, after giving effect to the pro rata distributions-in-kind described in Item 4 of this Schedule 13D, the Reporting Persons ceased to have beneficial ownership of more than 5% of the outstanding Common Stock and are therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.”

CUSIP No. 31423J 102	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023

/s/ Nick Lewin
Nick Lewin

CPH HOLDINGS VII, LLC

By:	/s/ Nick Lewin
Name:	Nick Lewin
Its:	Manager

CPH PHASE II SPV LP

By:	CPH Holdings VII, LLC
Its:	General Partner

	By:	/s/ Nick Lewin
	Name:	Nick Lewin
	Its:	Manager

CPH PHASE III SPV LP

By:	CPH Holdings VII, LLC
Its:	General Partner

	By:	/s/ Nick Lewin
	Name:	Nick Lewin
	Its:	Manager